SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Beazer Homes USA, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.50% MANDATORY CONVERTIBLE SUBORDINATED NOTES DUE 2013

(Title of Class of Securities)

07556Q402

(CUSIP Number of Class of Securities)

and

7.25% TANGIBLE EQUITY UNITS

(Title of Class of Securities)

07556Q501

(CUSIP Number of Class of Securities)

Kenneth F. Khoury Executive Vice President, General Counsel and Secretary Beazer Homes USA, Inc. 1000 Abernathy Road, Suite 260 Atlanta, Georgia 30328 (770) 829-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEES

Transaction Valuation (1)	Amount of Filing Fee (3)
$101,272,462.20 (2)	$11,605.82

(1)	Estimated solely for the purpose of calculating the Filing Fees pursuant to Rule 0-11 under the Securities Exchange Act of 1934.
(2)	Calculated by assuming the maximum number of shares of the issuer’s common stock, $0.001 par value, that may be issued in connection with the exchange offers by the issuer for any and all of the issuer’s outstanding 7.50% Mandatory Convertible Notes due 2013 and 7.25% Tangible Equity Units.
(3)	The amounts of the Filing Fees are calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by .0001146.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $11,605.82	Filing Party: Beazer Homes USA, Inc.
Form or Registration No.: Form S-4 (No. 333-179488)	Date Filed: February 13, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Beazer Homes USA, Inc., a Delaware corporation (“Beazer” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 13, 2012, relating to its offer to exchange (i) 5.7348 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”) for each $25 principal amount of the Company’s 7.50% Mandatory Convertible Subordinated Notes due 2013 (the “Notes”) (the “Notes Exchange Offer”) and (ii) 4.9029 shares of the Company’s Common Stock for each of the Company’s 7.25% Tangible Equity Units, each unit being comprised of a prepaid stock purchase contract (the “Units”) and a senior amortizing note due August 15, 2013 (the “Units Exchange Offer” and together with the Notes Exchange Offer, the “Exchange Offers”).

The Exchange Offers are made upon the terms and subject to the conditions described in the Prospectus (the “Prospectus”), which forms a part of the registration statement on Form S-4 filed on February 13, 2012 with the SEC, as amended by Amendment No. 1 to such Registration Statement filed with the SEC on February 28, 2012 and by the final prospectus filed with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on March 9, 2012, (as it may be amended or supplemented from time to time, the “Registration Statement”), and in the related Letters of Transmittal.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offers expired at 12:00 a.m., New York City time, on March 12, 2012. On March 13, 2012, the Company issued a press release announcing that (i) $48,098,200 million aggregate principal amount of Notes, or approximately 83.6% of the principal amount of the outstanding Notes, were validly tendered in the Notes exchange offer and (ii) 2,817,598 Units, or approximately 93.9% of the outstanding Units, were validly tendered in the Units exchange offer. All Notes and Units validly tendered (and not withdrawn) prior to the expiration of the applicable Exchange Offer will be accepted in exchange for the consideration set forth in the Prospectus.

The full text of the Company’s press release announcing the final results of the Exchange Offers is attached as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 11.	Additional Information.

The information set forth in Item 4 above is incorporated by reference into this Item 11.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(vii)	Prospectus, dated March 9, 2012 (incorporated by reference to the Company’s filing on March 9, 2012 pursuant to Rule 424(b)(3) under the Securities Act of 1933.

(a)(4)(iii)	Prospectus, dated March 9 (incorporated by reference to the Company’s filing on March 9, 2012 pursuant to Rule 424(b)(3) under the Securities Act of 1933).

(a)(5)(iii)	Press Release, dated March 13, 2012 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 13, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEAZER HOMES USA, INC.

By:	/s/ Kenneth F. Khoury
Name: Kenneth F. Khoury
Title: Executive Vice President, Chief Administrative Officer and General Counsel

Date: March 13, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated February 13, 2012 (incorporated herein by reference to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(1)(ii)	Form of Letter of Transmittal for Notes Exchange Offer (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(1)(iii)	Form of Letter of Transmittal for Units Exchange Offer (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(1)(iv)	Prospectus, dated February 28, 2012 (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed on February 28, 2012).

(a)(1)(v)	Amended and Restated Form of Letter of Transmittal for Notes Exchange Offer (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed on February 28, 2012).

(a)(1)(vi)	Amended and Restated Form of Letter of Transmittal for Units Exchange Offer (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form S-4 filed on February 28, 2012).

(a)(1)(vii)	Prospectus, dated March 9, 2012 (incorporated by reference to the Company’s filing on March 9, 2012 pursuant to Rule 424(b)(3) under the Securities Act of 1933).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Prospectus, dated February 13, 2012 (incorporated by reference to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(4)(ii)	Prospectus, dated February 28, 2012 (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed on February 28, 2012).

(a)(4)(iii)	Prospectus, dated March 9, 2012 (incorporated by reference to the Company’s filing on March 9, 2012 pursuant to Rule 424(b)(3) under the Securities Act of 1933).

(a)(5)(i)	Press Release dated February 13, 2012 (filed on Form 8-K on February 13, 2012 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(5)(ii)	Press Release, dated February 28, 2012 (filed on Form 8-K on February 28, 2012 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(5)(iii)	Press Release, dated March 13, 2012 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 13, 2012).

(b)	None.

(d)(i)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on February 13, 2012).

(d)(ii)	Indenture dated January 12, 2010 between the Company and the U.S. Bank National Association — incorporated herein by reference to Exhibit 4.1 of the Company’s Form 8-K filed on January 12, 2010.

(d)(iii)	First Supplemental Indenture dated January 12, 2010 between the Company and the U.S. Bank National Association — incorporated herein by reference to Exhibit 4.2 of the Company’s Form 8-K filed on January 12, 2010.

(d)(iv)	Purchase Contract Agreement, dated May 10, 2010, between Beazer Homes USA, Inc. and U.S. Bank National Association — incorporated herein by reference to Exhibit 4.1 of the Company’s Form 8-K filed on May 10, 2010.

(d)(v)	Twelfth Supplemental Indenture, dated May 10, 2010, between Beazer Homes USA, Inc. and U.S. Bank National Association — incorporated herein by reference to Exhibit 4.4 of the Company’s Form 8-K filed on May 10, 2010.

(g)	None.

(h)	None.